May 22, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention: H. Roger Schwall

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-228715) of Holly Energy Partners, L.P., Holly Energy Finance Corp. and the additional registrant guarantors listed therein

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on May 24, 2019, or as soon thereafter as is practicable.

If you need additional information, please contact Katherine T. Frank of Vinson & Elkins L.L.P. at (214) 220-7869.

Very truly yours,

Holly Energy Partners, L.P.

By:	HEP Logistics Holdings, L.P. its general partner

By:	Holly Logistic Services, L.L.C., its general partner

By:	/s/ Richard L. Voliva III
Name:	Richard L. Voliva III
Title:	Executive Vice President and Chief Financial Officer